Explanation of Responses

(1)
Pursuant to a securities purchase agreement, dated as of May 3, 2019 (the “Purchase Agreement”), by and among Regulus Therapeutics Inc. (the “Issuer”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), and Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye” and, collectively with Sarissa Offshore and Sarissa Catapult, the “Sarissa Funds”), and the other investors identified therein, on December 24, 2019, at a “milestone closing” (the “Milestone Closing”), the Sarissa Funds purchased, in the aggregate, 423,162 shares of non-voting series A-2 convertible preferred stock of the Issuer, par value $0.001 per share (the “A-2 Preferred Shares”), and accompanying warrants to purchase 4,231,620 shares of common stock, par value $0.001 per share (the “Common Stock”), for aggregate consideration of approximately $3.35 million.  Each A-2 Preferred Share is convertible into 10 Shares, subject to certain beneficial ownership conversion limitations set forth in the Certificate of Designation of Preferences, Rights and Limitations of Class A-2 Convertible Preferred Stock of the Issuer.  Pursuant to the Purchase Agreement, the Sarissa Funds previously purchased, in the aggregate, 1,851,851 shares of Common Stock and warrants to purchase 1,851,851 shares of Common Stock.

(2)
Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the A-2 Preferred Shares and the warrants held directly by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of each of Sarissa Capital, Sarissa Offshore and Sarissa Hawkeye and of the managing member of Sarissa Catapult, Dr. Alexander Denner, a citizen of the United States of America, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the A-2 Preferred Shares and warrants directly held by the Sarissa Funds.

(3)
Each of Dr. Denner, Sarissa Capital, Sarissa Offshore, Sarissa Catapult and Sarissa Hawkeye disclaims beneficial ownership of the A-2 Preferred Shares and warrants except, in each case, to the extent of their pecuniary interest therein.